April 11, 2013

VIA COURIER AND EDGAR

Re:                             Walter Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-13711

Ms. Tia Jenkins

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Jenkins:

We are writing in response to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 1, 2013 (the “Comment Letter”) relating to the Form 10-K of Walter Energy, Inc. (the “Company”) for the Fiscal Year ended December 31, 2012, as filed by the Company on March 1, 2013. For your convenience, we have reproduced each of the Staff’s comments in this letter, using italicized text, and indicated our response to it directly below each comment.  Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2012

Item 2. Properties, page 51

1.                                      We note that you have idled several of your coal mining operations. Please tell us if the mineral reserves at these idled mines are economic to mine and explain to us how you evaluate the economics of your mineral reserves at your operations.

Response: As disclosed in Item 2. Properties, page 58 of our Form 10-K, the Company ceased/idled operations at five mine locations during the period beginning January 1, 2011 and ending December 31, 2012.  Operations at two of the five mine locations, the East Brookwood and Hwy 59 locations, were ceased due to an exhaustion of all economically recoverable coal reserves and no remaining reserves were reported for these mines as of December 31, 2012. The remaining three, the Gauley Eagle Underground, Gauley Eagle Surface and Aberpergwm locations, were temporarily idled primarily due to an anticipated short-term decline in the market price of their products.  The Company reported coal reserves for these locations at December 31, 2012 because the only change in the economic assessment of these operations is a decline in sales price which the Company believes is temporary in nature.  There have been no changes to the information in regards to the other criteria used in assessing economic viability such as coal thickness, coal quality, mining costs, etc. which could indicate that the reserves may not be economically feasible to mine once coal prices recover.  If evidence were to become available at some future date that would suggest the decline in coal prices is other than temporary in nature, the Company would exclude such minerals from its reserves disclosure if they were determined to be uneconomical.

The Company evaluates the economic feasibility of recovery of its mineral reserves by interrelating coal thickness; coal quality; projected costs of mining, processing, and transportation; and expected selling price, among other factors.  The assumptions utilized in determining economic feasibility are derived from external sources as well as the Company’s historical operating experience and in-house expertise.  For mineral reserves that do not have a formal mine plan established, economic feasibility is determined based on comparison to geologically similar coal properties currently being mined, with consideration given to potential logistical constraints.

2.                                      We note your chart on page 58 disclosing your production tonnages and average coal selling price per ton for each of your mines. In future filings please include the average cost per ton of coal for each of your mines.  Please provide a draft with your response.

Response: With respect to the Staff’s comments, if the Company continues to disclose the average coal selling price per ton for each of its mines, we confirm that future Form 10-K filings with the SEC containing such disclosure will include the average cost per ton for each mine. See Exhibit 1 to this letter for a copy of the appropriate section and page indicating proposed changes to be used in future filings, if average selling prices per ton for each mine continues to be disclosed.

Item 8. Financial Statements and Supplementary Data, page 86

Note 2 — Summary of Significant Accounting Policies, page F-10

Inventories, page F-11

3.                                      We note your disclosures indicating that you recognized lower of cost or market charges of $218.8 million related to your coal inventory for the year ended December 31, 2012. Please tell us why you have not identified this charge separate from your cost of sales on the income statement in accordance with FASB ASC paragraph 330-10-50-2.  In addition, please explain why you do not discuss these significant lower of cost or market charges in management’s discussion of the results of operations for the year ended December 31, 2012.

Response: According to FASB ASC paragraph 330-10-50-2, “substantial and unusual losses that result from the application of the rule of the lower of cost or market will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold.” When performing our analysis, the Company did not deem the lower of cost or market adjustments to be both substantial and unusual.  While we did deem the lower of cost or market charges to be substantial, thus prompting the disclosure in the footnotes, we do not consider the charges to be unusual given the frequent occurrence of these charges in the coal mining industry in the current economic environment.  The Company’s interpretation of the relevant literature also notes that while it may be desirable to disclose this on the face of the income statement, it is not a requirement.

With respect to the Staff’s comment in regards to discussing the lower of cost or market charges in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), while this information is not explicitly stated in MD&A, we disclosed it in Note 2 to the consolidated financial statements. The Company also disclosed the average cash cost of sales per ton which includes the impact of the lower of cost or market charges in our February 20, 2013 earnings release furnished to the SEC under Item 2.02 of Form 8-K. In light of the Staff’s comment, the Company will, however, be more explicit in our MD&A discussions regarding the impact of lower of cost or market adjustments on costs of goods sold in future filings with the SEC.

Foreign Currency Translation, page F-15

4.                                      We note your disclosures indicating that the functional currency of your Canadian operations is the U.S. dollar. However, you also disclose the majority of the expenses related to your Canadian operations are incurred in Canadian dollars at page 36. Please tell us how your identification of the U.S. dollar as the functional currency of your Canadian operations is consistent with FASB ASC paragraphs 830-10-45-2 through 6.

Response: Upon the acquisition of Western Coal Corp. on April 1, 2011, the Company evaluated the functional currency of each of the foreign entities acquired in accordance with FASB ASC 830, Foreign Currency Matters.  Based on our analysis we identified the functional currency of the Canadian operations as the U.S. dollar.  The Company determined that the Canadian entities are a direct and integral component or extension of the parent entity’s operations as they primarily rely on the parent for financing operations.  Additionally, even though labor and other operational costs are denominated in Canadian dollars, all revenues, a portion of capital expenditures and corporate financial support for these operations are denominated in U.S. dollars.  Based on our analysis of each of the salient economic factors individually and collectively in accordance with FASB ASC 830, the Company determined that the use of the U.S. dollar was and remains appropriate as the Canadian operations’ functional currency.

In conclusion, we would like to confirm to the Staff that the Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that:

•      it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call our outside counsel, Peter Gordon (at 212-455-2605) or Ellen Smiley (at 212-455-2042), each of Simpson Thacher & Bartlett LLP, or myself (at 205-745-2674) with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Robert P. Kerley
Robert P. Kerley
Chief Accounting Officer

cc:                                Securities and Exchange Commission

Myra Moosariparambil, Esq.

Craig Arakawa, Esq.

John Coleman, Esq.

Walter Energy, Inc.

Walter Scheller, Chief Executive Officer

Bill Harvey, Chief Financial Officer

Earl Doppelt, Senior Vice President, General Counsel and Secretary

Simpson Thacher & Bartlett LLP

Peter Gordon, Esq.

Ellen Smiley, Esq.

EXHIBIT 1

A)                                   Form 10-K for the Year Ended December 31, 2012 Page 58 — Production and Average Coal Selling Price per Metric Ton Table - Column Headings Production/Average Coal Selling Price Per Ton

Revised Column Headings:

	Production			Average Coal Selling Price Per Ton			Average Cash Cost of Sales Per Ton			Date Mine:
										Acq/	Ceased/
Location/Mine	2013	2012	2011	2013	2012	2011	2013	2012	2011	Opened	Idled